No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN PRINCIPAL TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(1) AND (2) OF THE ACT AND AUTHORIZING CERTAIN PRINCIPAL TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4).

NGP CAPITAL RESOURCES COMPANY,
NGP INVESTMENT ADVISOR, L.P.,
NATURAL GAS PARTNERS VII, L.P.,
NATURAL GAS PARTNERS VIII, L.P.,
NATURAL GAS PARTNERS IX, L.P., AND
NGP ENERGY CAPITAL MANAGEMENT LLC

1221 McKinney Street, Suite 2975
Houston, Texas 77010
(713) 752-0062

All Communications, Notices and Orders to:

John H. Homier
President and Chief Executive Officer
NGP Capital Resources Company
1221 McKinney Street Suite 2975
Houston, Texas 77010
(713) 752-0062

Copies to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

September 8, 2009

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NGP CAPITAL RESOURCES COMPANY,
NGP INVESTMENT ADVISOR, L.P.,
NATURAL GAS PARTNERS VII, L.P.,
NATURAL GAS PARTNERS VIII, L.P.,
NATURAL GAS PARTNERS IX, L.P. and
NGP ENERGY CAPITAL MANAGEMENT LLC

1221 McKinney Street, Suite 2975
Houston, Texas 77010
(713) 752-0062

File No. 812-__________
Investment Company Act of 1940
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APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN PRINCIPAL TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(1) AND (2) OF THE ACT AND AUTHORIZING CERTAIN PRINCIPAL TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4).

NGP Capital Resources Company (the “Company”), NGP Investment Advisor, L.P. (the “Investment Advisor”), Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P. and Natural Gas Partners IX, L.P. (collectively, the “Affiliated Funds”) and NGP Energy Capital Management LLC (the “Affiliated Advisor”) (collectively , the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 exempting certain affiliated transactions that otherwise may be prohibited by Sections 57(a)(1), (2) and (4) of the 1940 Act.

1  Unless otherwise indicated, all section references herein are to the 1940 Act.
2  Unless otherwise indicated, all rules referenced herein are to rules under the 1940 Act.

As discussed more fully below, the Applicants request an Order, to the extent necessary, to permit the Company to divest itself of certain mineral development leases (the “Leases”) that the Company expects to acquire through foreclosure on a non-performing loan made to a portfolio company (the “Issuer”) in either of two potential ways that could be deemed to require relief under the 1940 Act:  (1) selling the Leases to a controlled portfolio company (the “Affiliated Portfolio Company”) of an Affiliated Fund, or a fund to be formed in the future that is an affiliate of the Company within the meaning of Section 57(b) for cash or securities; or (2) forming a new entity through a joint venture with the Affiliated Portfolio Company (“NewCo”) that would hold and develop the Leases.  Scenario (1) above is referred to hereinafter as to the “Sale Transaction” and scenario (2) above is referred to as the “NewCo Transaction;”  collectively they are referred to as the “Proposed Transactions.”

All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.

I.           GENERAL DESCRIPTION OF APPLICANTS

A.           The Company

The Company was organized under the General Corporation Law of the State of Maryland on July 15, 2004, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.3  In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.  The Company’s principal place of business is 1221 McKinney Street, Suite 2975, Houston, TX  77010.

In connection with its initial public offering of common stock (the “IPO”), on August 16, 2004, the Company filed a registration statement on Form N-2 and a notice under Form N-54A to be subject to Sections 55 through 65 of the 1940 Act.  That registration statement was declared effective in November, 2004.  Also on August 16, 2004, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.  The Company’s common stock is traded on the NASDAQ Global Select Market and trades under the ticker symbol “NGPC.”

The Company operates as a financial services company that invests primarily in debt securities of small and mid-size private energy companies.  The Company’s investment objective is to generate both current income and capital appreciation primarily through debt investments with certain equity components. A key focus area for the Company’s targeted investments in the energy industry is domestic upstream businesses that produce, develop, acquire and explore for oil and natural gas.  The Company also evaluates investment opportunities in such businesses as coal, power, electricity, energy services and alternative energy.

3  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company’s operations are conducted by the Investment Advisor, pursuant to an investment advisory agreement.

The Company has a five-member Board, of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).  The Company does not currently have any employees, nor does it expect to in the future.

B.           The Investment Advisor

The Investment Advisor was organized as a limited partnership under the laws of the state of Delaware on June 4, 2004.  NGP Energy Capital Management, L.L.C. (the “Affiliated Advisor”) owns a 99.9% limited partnership interest  in the Investment Advisor, with the Company’s administrator, NGP Administration, LLC, (the “Administrator”) owning the remaining 0.1% general partnership interest.  The Investment Advisor is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Currently, the Investment Advisor’s only client is the Company.

C.           The Affiliated Advisor

The Affiliated Advisor was organized as a limited liability company under the laws of the State of Texas in 1998, to consolidate management of the Natural Gas Partners’ private equity funds in a single entity.  The Natural Gas Partners funds are a series of institutionally funded private investment partnerships, the first of which was formed in November 1988, which specialize in providing equity capital to the energy industry.  There have been a total of nine Natural Gas Partners funds over the past 21 years and two related co-investment funds with cumulative investment capital of approximately $7.3 billion.  Of these total funds, three funds with cumulative investment capital of approximately $5.9 billion, are currently being actively managed by the Affiliated Advisor.  The Affiliated Advisor is not registered under the Advisers Act in reliance on the exemption from registration set forth in Section 203(b)(3) of that Act as it has fewer than 15 clients.

D.           The Affiliated Funds

Each of the Affiliated Funds is a private equity fund that is not registered under the 1940 Act in reliance on the exclusion from the definition of investment company contained in Section 3(c)(1).  The Affiliated Funds consist of: Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P. and Natural Gas Partners IX, L.P..  Each Affiliated Fund is organized as a limited partnership under the laws of the State of Delaware and is managed by the Affiliated Advisor.  These three funds invest primarily in equity securities of businesses in the energy sector (“Portfolio Companies”) and currently own controlling equity interests in an aggregate of 47 Portfolio Companies and minority interests in another 15 Portfolio Companies.

II.	THE PROPOSED TRANSACTIONS

A.           The Leases

In 2007, the Company made a loan to Formidable LLC, (the “Borrower”), which owned, and continues to own, three subsidiaries that operate mineral development leases (the “Operating Subsidiaries”).  The loan to the Borrower (the “Loan”) reflects the recapitalization of loans made in 2005 to a predecessor borrower.  Since 2008, the Borrower has been unable to service the Loan, and the Investment Advisor has sought to work out the Borrower’s obligations thereunder on a negotiated basis.  However, it has now been determined that foreclosure on the collateral under the Loan will likely be required.

The Loan is collateralized by certain mineral development leases (the “Leases”) held by the Operating Subsidiaries.  The Company believes the value that can potentially be realized through the operation of the Leases is greater than the value that would be realized by the Company through a sale of the note reflecting the Loan, particularly in the current distressed debt market.

The Company is of the view that it can maximize the value of the Leases post-foreclosure if it were to divest them in one of a number of ways, as described below.  Because of the Leases’ potential upside in the hands of a capable operator, the Company believes that there is the potential for substantial value to be created for the shareholders by selling them.  In particular, the Company believes that in the hands of an acquiror with the capability of exploiting the Leases to their fullest potential, the Leases would have far greater value than they would in the hands of the Company, who does not have the capacity to operate them.

B.           Possible Structures

The Company intends to seek to sell the Leases through a bidding process.  In that process, the Leases would be offered to unaffiliated parties and, to the extent the relief sought herein is granted, to Affiliated Portfolio Companies.  The Proposed Transaction would ultimately be entered into with the bidder offering what the Investment Advisor believes to be the best combination of cash and/or securities consideration as well as other favorable terms.

The disposition of the Leases by the Company generally may be structured in one of two ways.  First, it could be structured as a Sale Transaction from the Company to the purchaser.  In that case, the Leases would be sold, either in whole or in part, to the bidder offering, as noted above, the best combination of cash, securities, and other terms.  To the extent the Company sells its interest in the Leases for cash, it would acquire no interest in the purchaser, whether or not the purchaser was an Affiliated Portfolio Company, after the transaction.  If the sale is made for a combination of cash and stock, the Company would thus have an ownership interest in the purchaser upon the completion of the transaction.

Second, the disposition could be structured as a joint venture with the purchaser in a NewCo Transaction.  This would involve the creation of a private entity structured as a limited liability company or limited partnership, NewCo, in which the sole owners would be the Company and the purchaser.  For its part, the Company would contribute to NewCo all or a portion of its interest in the Leases, and the other entity would contribute management services and cash or other property.  In a NewCo transaction, the relative ownership interests in NewCo of the Company and the other entity would be based on the relative values of the assets they contributed, with the value of the Leases and any other non-cash property with no discernible market value contributed to NewCo being determined by an independent third party.  Under these circumstances, it is likely that the Company would own more than 25% of NewCo.

The determination whether to effect a disposition of the Leases by a Sale Transaction rather than through a NewCo Transaction will depend on a determination by the Board as to which available opportunity would maximize long-term value for the Company’s shareholders.  Thus, for example, if market conditions depress the amount potentially realizable in a Sale Transaction, it could be in the best interest of shareholders to contribute the Leases to a joint venture that provides the Company with an option to sell them at some time in the future.

If a transaction can be effected with an unaffiliated purchaser on a basis that the Company believes is consistent with maximizing value for the Company shareholders, then such transaction would be pursued.  Under those circumstances, no exemptive relief would be necessary.

If, however, after assessing all of the bids for the Leases, the Company finds that none of the offers made by unaffiliated parties would be as valuable overall as the transaction that an Affiliated Portfolio Company would be willing to enter into, then in order to maximize shareholder value, the Company would seek to effect a Sale Transaction or NewCo Transaction, as appropriate, with an Affiliated Portfolio Company.

B.           Benefits of the Proposed Transactions

The Company is a passive investor and not a mineral lease operator.  Disposing of the Leases to an entity that it believes can successfully develop them through its expertise or synergies with its existing business could result in the Company realizing far more value from the Leases than if it had kept them in its portfolio and sought to retain an operator to develop them.  Similarly, a sale of the Leases in a NewCo Transaction could be an attractive value proposition for the Company to the extent a capable mineral lease operator were willing to enter into that arrangement with it.

C.           Board Consideration of the Proposed Transactions

Neither a sale of the Leases to an Affiliated Portfolio Company nor a contribution of the Leases to NewCo will take place unless the Company’s board of directors (the “Board”), including a majority of those directors who are not “interested persons” of the Company within the meaning of Section 2(a)(19), has determined that the terms of the transaction ultimately proposed are fair and reasonable and would not involve overreaching and self-dealing on the part of any person or entity to the detriment of the Company.  To the extent a Sale Transaction is effected, and all or some of the consideration is in the form of securities of the Affiliated Portfolio Company, the Board will monitor the performance of such company on a quarterly basis to ensure that the Company’s investment is performing and to determine whether to retain or dispose of that investment.  To the extent the NewCo approach is chosen, the Board would, on a quarterly basis, monitor the operation of NewCo to ensure that the Company’s continuing participation in that venture is consistent with the foregoing standards.

III.         RELIEF REQUESTED

1.           Sections 57(c)(1), 57(a)(2) and 57(c)

Section 57(a)(1), in pertinent part, makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to sell any security to a BDC, unless the sale involved solely (A) securities of which the buyer is the issuer, or (B) securities of which the seller is the issuer and which are part of a general offering to holders of a class of its securities.

Section 57(a)(2) states in pertinent part that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to purchase from a BDC or any company controlled by such BDC, any security or other property except securities of which the seller is the issuer.  Section 57(b)(2) provides that Section 57(a) shall be applicable to any person “directly or indirectly either controlling, controlled by or under common control with a business development company . . . or any person who is, within the meaning of Section 2(a)(3)(C) or (D) of this title, an affiliated person of any such person specified in this paragraph.”

Section 57(c) directs the SEC to exempt a transaction from Sections 57(a)(1), (2), or (3) if the following standards are met: (a) the terms of the proposed transaction are reasonable and fair and do not involve overreaching of the BDC or its shareholders on the part of any person concerned, (b) the proposed transaction is consistent with the policy of the BDC as recited in its filings with the SEC and in its reports to shareholders, and (c) the proposed transaction is consistent with the general purposes of the 1940 Act.

2.           Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.  Rule 17d-1(b), in turn, provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.           Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following:  (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person to include:  (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

A.           Need For Relief

A Sale Transaction effected with an Affiliated Portfolio Company would be prohibited by Section 57(a)(2) without a prior exemptive order of the Commission to the extent that the Affiliated Portfolio Company falls within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  Because the Affiliated Advisor owns a controlling interest in the Affiliated Fund, and because the Affiliated Fund controls the Affiliated Portfolio Company, the Company and the Affiliated Portfolio Company could be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control.  Thus, the Affiliated Portfolio Company could be deemed to be a person related to the Company in a manner described in Section 57(b) and therefore prohibited by Section 57(a)(2) from participating in the Sale Transaction.  To the extent the Sale Transaction includes securities of the Affiliated Portfolio Company as part of the consideration, Section 57(a)(1) would also be implicated, and relief from that provision would also be necessary.

The NewCo Transaction would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Portfolio Company falls within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  As noted above, the Affiliated Portfolio Company could be deemed to fall into that category and thus would be prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the NewCo Transaction absent an exemptive order.

B.           Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 57(c), 57(i) and Rule 17d-1, as applicable, permitting the Company and the Affiliated Portfolio Company to either enter into the Sale Transaction or the NewCo Transaction.

C.           Precedent

The Commission has granted relief similar to that which would be required for a NewCo Transaction.  In PMC Capital, Inc., et al.,4 a BDC and an affiliated real estate investment trust, or REIT, established jointly owned special purpose entities (each an “SPE”) for the purposes of engaging in securitization transactions to generate working capital.  There, like here, illiquid assets in the form of loans were to be transferred to a vehicle organized by the BDC and an affiliate.  Although the purpose of forming the SPE in PMC differs from the purpose for forming NewCo here, the fundamental notion of a joint venture holding illiquid assets is the same.

D.           Applicants’ Legal Arguments

Applicant’s believe that having the flexibility to effect one of the Proposed Transactions with an Affiliated Portfolio Company is in the best interest of its shareholders and consistent with the standards for relief set forth above.  Specifically, a Proposed Transaction will only be effected with an Affiliated Portfolio Company if the offer from such prospective purchaser is deemed by the Investment Advisor, and the Board, to be superior to offers made from bidders not affiliated with the Company.  Moreover, the value of the Leases for purposes of effecting a Proposed Transaction would be determined by an independent valuation firm.  If the relief sought here were not granted, shareholders of the Company could be deprived the opportunity to maximize the value remaining in the Leases.

4  See Release No. IC-24697 (Oct. 25, 2000) (Notice), Release No. IC-24743 (November 21, 2000) (Order).

1.           Standards for Exemption under Section 57(c)

Section 57(c), which governs applicants’ requests for exemptive relief from Section 57(a)(1) and 57(a)(2) provides that an application shall be granted and an order of exemptive issued if there is evidence that:  (1) the terms of the Proposed Transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the BDC or its shareholders or partners on the part of any person concerned;  (2) the Proposed Transaction is consistent with the policy of the BDC as recited in the filings made by such company with the Commission under the Securities Act of 1933, its registration statement and reports filed under the 1934 Act, and its reports to shareholders or partners; and  (3) the Proposed Transaction is consistent with the general purposes of this title.

a.	Terms of Transaction are Reasonable and Fair and do not Involve Overreaching

As indicated above, there are two principal factors that will ensure the fairness and reasonableness of a Sale Transaction for the shareholders of the Company.  First, a Sale Transaction will not be entered into with an Affiliated Portfolio Company unless the consideration to be paid and the other terms of the bid presented by the Affiliated Portfolio Company are deemed by both the Investment Advisor and the Board to be superior to any bid by an unaffiliated third-party bidder.  Thus, the market will effectively ensure that shareholders maximize their value in a Sale Transaction.  Second, the value of the Leases will be determined by an independent third party evaluation firm, which will ensure that there is an objective basis for determining the attractiveness of the various bids to be received with respect to the Leases.

b.	Consistent with the Policy of the Company

The sale of all or a portion of the Leases is fully consistent with the publicly expressed policies of the Company.  Indeed, the management of non-performing loans is an integral part of what any commercial lending operation, including a BDC like the Company does.

c.	Consistent with the General Purposes of the 1940 Act

For the reasons set forth above, the Sale Transaction is fully consistent with the general purposes of the 1940 Act.

2.           Standards for Exemption Under Rule 17d-1

For the reasons set forth above, a NewCo Transaction involving an Affiliated Portfolio Company would be fully consistent with the standards for relief set forth under Rule 17d-1.  That rule provides that in passing upon an application for relief, the Commission will consider: (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

a.           Consistency with the 1940 Act’s Policies and Purposes

For the reasons set forth above, the Company’s participation in a NewCo Transaction involving an Affiliated Portfolio Company would be fully consistent with the investor protection purposes of the Act.  The fact that a NewCo Transaction would be based on a value for the Leases determined by an independent third party, that it will only involve an Affiliated Portfolio Company to the extent its offer is superior to all bids made by unaffiliated third parties as determined by the Investment Advisor and the Board, and the fact that the operation of NewCo would be subject to ongoing Board review to ensure that shareholders value with respect to the Leases would be maximized by the Company’s participation in such a transaction.

b.           Differences in Participation

The Company’s participation in NewCo with an Affiliated Portfolio Company would be based on the mathematical relationship of the Company’s contribution to that of the Affiliated Portfolio Company.  The Company’s contribution of the Leases would be based on the valuation of that asset as determined by an independent third party.  In addition, the terms of the organizational document of NewCo will treat the Company and the Affiliated Portfolio Company in pari passu, with any distinctions and rights or privilege based solely upon their respective ownership interest.  Thus, the Company’s participation in NewCo would be no different from or less advantageous than the participation of the Affiliated Portfolio Company.

E.           Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.           Prior to seeking bids for a Proposed Transaction, the Company will retain an independent financial adviser to determine the fair value of the Leases.

2.           If the Investment Advisor deems that the Company’s participation in a Sale Transaction or NewCo Transaction is appropriate for the Company, then such investment will be proposed to the Board for its approval.  The Board, including a majority of those directors, who are not “interested persons” of the Company within the meaning of Section 2(a)(19) must approve the Company’s participation in the Transaction.

3.           To the extent the Company enters into a Sale Transaction, and all or some of the consideration is in the form of securities of the Affiliated Portfolio Company, the Board will monitor the performance of such company on a quarterly basis to ensure that the Company’s investment is performing and to determine whether to retain or dispose of that investment.  If the Company determines to enter into a NewCo Transaction, the Investment Advisor will report to the Board on a quarterly basis concerning the operation of NewCo, including whether its continued operation is in the best interests of the Company’s shareholders.

III.         PROCEDURAL MATTERS

A.           Communications

Please address all communications concerning this Application and the Notice and Order to:

John H. Homier
President and Chief Executive Officer
NGP Capital Resources Company
1221 McKinney Street, Suite 2795
Houston, Texas 77010
(713) 752-0062

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

B.           Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on  August 5, 2009.  A copy of the resolution of the Company’s Board reflecting the foregoing authorization is attached hereto as Exhibit A.  The filing of this Application by the other Applicants was authorized by their respective managing members or general partners, as applicable, pursuant to authority granted such persons by their respective operating agreements.  Each of the foregoing authorizations remains in effect.

Applicants have caused this Application to be duly signed on their behalf on the 3rd day of September, 2009.

NGP CAPITAL RESOURCES COMPANY

By:	/s/ John H. Homier
Name:	John H. Homier
Title:	President and Chief Executive Officer

NGP INVESTMENT ADVISOR, L.P.
By: NGP Administration, LLC, general partner

By:	/s/ John H. Homier
Name:	John H. Homier
Title:	President

NGP ENERGY CAPITAL MANAGEMENT, LLC

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

NATURAL GAS PARTNERS VII, L.P.
By: GFW VII, L.L.C., general partner of GFW Energy VII, L.P., general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

NATURAL GAS PARTNERS VIII, L.P.
By: GFW VIII, L.L.C., general partner of GFW Energy VIII, L.P., general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

NATURAL GAS PARTNERS IX, L.P.
By: GFW IX, L.L.C., general partner of GFW Energy IX, L.P., general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

2

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated September8, 2009 for and on behalf of NGP Capital Resources Company; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he has duly executed the attached exemptive application for and on behalf of NGP Investment Advisor, L.P.; that he is the President of NGP Administration, LLC, its general partner; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ John H. Homier

Name:	John H. Homier
Date:	September 3, 2009

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated September 8, 2009 for and on behalf of NGP Energy Capital Management, LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., and Natural Gas Partners IX, L.P.; that he is the Authorized Member of the respective general partners operating such companies; and that all action by members, officers, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Kenneth A. Hersh

Name:	Kenneth A. Hersh
Date:	September 3, 2009

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EXHIBIT A

RESOLVED, that the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, the Secretary, and Senior Vice President of the Company (collectively, the “Authorized Officers” and each individually an “Authorized Officer”) be, and they hereby are, authorized to prepare and file with the SEC an application for an exemptive order pursuant to Section 6(c) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 thereunder authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act;

RESOLVED, that that the Authorized Officers of the Company be, and they hereby are, authorized to prepare and file with the SEC an application for an exemptive order pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 thereunder authorizing certain affiliated transactions that otherwise may be prohibited by Sections 57(a)(1), (2) and (4) of such Act.

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